

April 20, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, par value $0.01 per share, of Invesco MSCI Green Building ETF, a series of Invesco Exchange-Traded Fund Trust II under the Exchange Act of 1934.

Sincerely,

[signature: Ben Sawyer]